

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

September 27, 2007

By U.S. Mail and Facsimile to (201) 767-9644

Mr. William J. Foote
Chief Financial Officer and Secretary
Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, NJ 07647

> **RE:** **Photonic Products Group, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-11668**

Dear Mr. Foote:

We have reviewed your letter dated on September 4, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 9A. Controls and Procedures, page 19

Disclosure controls and procedures, page 19

1. We note your response to prior comment 2. Your response does not appear to fully address our comment. Please revise this filing to include management's conclusion as to the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

    As appropriate, please amend your Form 10-K for the year ended December 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

                                                            Sincerely,

                                                            Kevin L. Vaughn
                                                            Branch Chief